SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of NOVEMBER, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                RYANAIR IS THE PASSENGERS' FAVOURITE FROM LONDON


Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 29th November 2006) welcomed the release of the CAA's market share statistics for January - October 2006, which again confirm that Ryanair is the No. 1 choice for UK passengers travelling to Europe's top cities, in addition to being the most punctual airline.

Speaking today, Ryanair's Head of Communications Peter Sherrard said:

        "These latest statistics from the CAA prove that Ryanair is again the passengers' favourite on routes from London. The travelling public keep flocking in their droves to Ryanair, because we offer the lowest fares, the best punctuality and a no fuel surcharge ever guarantee".

Market Share on routes from London
+-----+-----------------+------+-------------------+-------------------+
|     | Airline         | Rome |     Barcelona     |     Stockholm     |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
| 1   | Ryanair         | 34%  |        30%        |        35%        |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Alitalia        | 25%  |         -         |         -         |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | British Airways | 31%  |        24%        |        33%        |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Easyjet         | 10%  |        28%        |         -         |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Iberia          |  -   |        12%        |         -         |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | SAS             |  -   |         -         |        32%        |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Others          |  -   |        6%         |         -         |
+-----+-----------------+------+-------------------+-------------------+

Source: CAA Market Share Statistics Jan-Oct 2006

Punctuality within 15 minutes
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Airline         | Rome |     Barcelona     |     Stockholm     |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
| 1   | Ryanair         | 74%  |        73%        |        83%        |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Alitalia        | 66%  |         -         |         -         |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | British Airways | 61%  |        60%        |        68%        |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Easyjet         | 70%  |        68%        |         -         |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | Iberia          |  -   |        65%        |         -         |
+-----+-----------------+------+-------------------+-------------------+
|     |                 |      |                   |                   |
|     | SAS             |  -   |         -         |        75%        |
+-----+-----------------+------+-------------------+-------------------+

Source: Analysis of CAA Data Jan - June 2006


Ends.                                     Wednesday, 29th November 2006


For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 November 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director